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                           September 8, 2022

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed August 29,
2022
                                                            File No. 333-262412

       Dear Mr. Liu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-1 filed August 29,
2022

       General

   1. When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout
your prospectus to discuss the fact that on August 26, 2022, the
                                                        Public Company
Accounting Oversight Board (PCAOB) signed a Statement of
                                                        Protocol with the China
Securities Regulatory Commission and the Ministry of Finance of
                                                        the People's Republic
of China, taking the first step toward opening access for the
                                                        PCAOB to inspect and
investigate registered public accounting firms headquartered in mainland China and Hong
Kong. Please balance the disclosure regarding the Statement of
                                                        Protocol by stating
that when the PCAOB reassesses its determinations by the end of
 Mingfei Liu
U-BX Technology Ltd.
September 8, 2022
Page 2
      2022, it could determine that it is still unable to inspect and investigate completely audit firms based in China and Hong Kong.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                             Sincerely,
FirstName LastNameMingfei Liu
                                                             Division of
Corporation Finance
Comapany NameU-BX Technology Ltd.
                                                             Office of
Technology
September 8, 2022 Page 2
cc:       William S. Rosenstadt
FirstName LastName